Exhibit 99.1

PRESS RELEASE - Q3 FY 2021-22

EARNING CALLS DETAILS

January 24, 2022 | 8:30 AM ET

On the call: Mr. Raju Vegesna-Chairman, Mr. Kamal Nath-CEO & Mr. M P Vijay Kumar - CFO

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Sify reports Consolidated financial results for Third quarter of 2021-22

Revenues of INR 6783 Million. EBITDA of INR 1574 Million.

HIGHLIGHTS

•	Revenue was INR 6783 Million, a growth of 8% over the same quarter last year.
•	EBITDA was INR 1574 Million, an increase of 22% over the same quarter last year.
•	Profit before tax for the quarter was INR 477 Million, an increase of 19% over the same quarter last year.
•	Profit after tax was INR 344 Million, an increase of 36% over the same quarter last year.
•	CAPEX during the quarter was INR 2887 Million.

(IN INR MILLION)	Q3 FY 2021-22	Q3 FY 2020-21
EQUITY	14227	12070

BORROWINGS
Long term	7717	6592
Short term	4796	3606
Cash balance	2381	4431

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “Given the proactive governance through the pandemic, India is better placed through the third phase that we are currently experiencing. Digital IT infrastructure across the country has been scaled up aggressively since Networks and Data Centers were declared ‘Essential’ services. Indian businesses are now convinced of the importance of business process continuity and converged services for seamless business output.

This has led to both a surge of services from Cloud based local startups and growing hyperscale investment in Indian IT infrastructure. We see this as a right time for Sify to scale up.”

Mr. Kamal Nath, CEO, said, “Enterprises looking for cloud-based Digital Transformation services see our Digital-first bouquet of services as a natural fitment for their evolving business demands. We are seeing an upswing in demand for our cloud@core services as the right delivery model for these demands. Our successful delivery for Hyperscalers is a strong endorsement of our agility and capability on the Data Center front and increases the attractiveness of our Data Centers to our Enterprise clients. With the market learning to work around the pandemic, these demands should continue”.

Mr. M P Vijay Kumar, CFO, said, “The customer demand for digital infrastructure services is encouraging. We will continue to expand on our Data center and network capacity. Our fiscal discipline will continue right through our investment journey without impacting customer experience.

Cash balance at the end of the quarter was INR 2381 Million”.

BUSINESS SUMMARY

•	Revenue from Data Center colocation services grew by 44% over same quarter last year.
•	Revenue from Digital services fell by 18% over same quarter last year
•	Revenue from Network centric services grew by 8% over same quarter last year.

The Revenue split between the businesses during the quarter was Data Center colocation services 30%, Digital Services 24% and Network centric services 46%.

BUSINESS HIGHLIGHTS

•	As part of our Corporate Venture Capital initiative, Sify has further invested, during the quarter, USD 100,000 in the earlier announced start-ups in the Silicon Valley area.
•	Sify committed to a capital outlay of INR 9900 Million toward fresh capacity building for data center expansion in the Navi Mumbai region. This is in addition to the capital outlay of INR 1200 Million for expansion of DC capacity in the same region.
•	Sify Technologies has been recognized as a “Niche Player” in the 2021 Gartner Magic quadrant for Managed Network services. The recognition is for completeness of vision and ability to execute leading to superior quality of service.
•	The business continues to grow the reach of the network. As on Dec 31, 2021, Sify provides services via 769 fiber nodes and 1893 wireless base stations across the country, a 6% and 11% increase respectively over the same quarter last year.
•	As part of its Digital Experience Project, Sify completed full automation of service assurance, asset management and service provisioning across its network. This will accelerate the deployment of a streamlined customer experience in the coming quarters.

CUSTOMER ENGAGEMENTS

•	One of India’s oldest MNCs, the subsidiary of an Industrial engineering major, and one of India’s oldest FMCG players contracted to migrate from their on-premise DC to our Cloud platforms.
•	A subsidiary of one of the oldest Indian MNCs, a pan-India health chain and a leisure major contracted for a greenfield cloud implementation.
•	An automobile finance major, a software player and organic dairy major contracted for DRaaS.
•	An NBFC, a micro banking player and a private ISP player migrated from the competition to Sify DC.
•	One of India’s largest Private banks and two other established Public sector banks migrated from their on premise DC to Sify DC. The private bank also contracted for Managed Cloud services.
•	A scheduled bank contracted with Sify for modernisation of their DC.
•	Multiple logistics players, a medical research institution and an infrastructure services player contracted for managed services.
•	One of India’s largest public sector insurance firms contracted for a Security Operations Center on-premises and also to deploy Managed services.
•	One of India's largest Public sector bank's contracted with Sify for a pan-India MPLS network.
•	A leading small-finance bank contracted with Sify to provide seamless connectivity solution across all its branches and supplier base.
•	An international banking major contracted for global connectivity to connect its sites in India to its global locations.

•	A private service insurance major, as part of its data center transformation project, signed a contract for a multi cloud network integrated with its data center interconnect.
•	A scheduled bank contracted to expand its SDWAN deployment to support its branch expansion.
•	One of India's oldest steel majors contracted for a complete Network integration, including managed services, while a Public sector bank contracted for Network monitoring and management services across their entire network.
•	An automobile major contracted to augment the Network infrastructure at its DC and branches.
•	Network services signed up 61 new clients for the quarter.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended December 2021	Quarter ended December 2020	Quarter ended September 2021
Revenue	6,783	6,301	6,986
Cost of Revenues	(3,931)	(3,936)	(4,201)
Selling, General and Administrative Expenses	(1,278)	(1,074)	(1,308)

EBITDA	1,574	1,291	1,477

Depreciation and Amortisation expense	(836)	(710)	(790)
Impairment loss on goodwill	(15)	-
Net Finance Expenses	(278)	(217)	(252)
Other Income (including exchange gain)	32	36	33
Other Expenses (including exchange loss)	-	-	(7)

Profit before tax	477	400	461
Current Tax	(129)	(156)	(205)
Deferred Tax	(4)	9	100
Profit for the period	344	253	356

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	344	253	356
Add:
Depreciation and Amortisation expense	836	710	790
Impairment loss on goodwill	15
Net Finance Expenses	278	217	252
Other Expenses (including exchange loss)	-	-	7
Income tax expense	129	156	205
Less:
Deferred Tax	4	(9)	(100)
Other Income (including exchange gain)	(32)	(36)	(33)

EBITDA	1,574	1,291	1,477
	-	-	-

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of startups, incoming Enterprises and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2021, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations	20:20 Media

Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Lucia Domville +1-646-824-2856 Lucia.Domville@grayling.com	Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com